EXHIBIT 4.1

Avtar Dhillon

President and CEO

Inovio Biomedical Corporation

11494 Sorrento Valley Rd.
San Diego, CA
92121-1318

July 18, 2006

Dear Sir:

This letter agreement (this “Agreement) will confirm the understanding and agreement between P2 Partners, LLC (“P2”) and Inovio Biomedical Corporation (the “Company”) as follows:

1.             The Company hereby engages P2 on an exclusive basis for the purpose of (a) identifying opportunities for the license/sale “License” (as defined below) of all or part of one of the Company’s therapy programs (“Program”, as more fully described on Exhibit B hereto); (b) advising the Company concerning opportunities for such License, whether or not identified by P2; and (c) as requested by the Company, participating on the Company’s behalf in negotiations concerning such License. Upon execution of this Agreement, the Company shall submit it to the American Stock Exchange (“AMEX”) for approval of issuance of the Company Shares, as defined in Section 6(a) hereof. This Agreement shall not become effective unless and until the AMEX gives notice to the Company of its approval of issuance of the Company Shares. The date of the Company’s receipt of such notice shall be the Agreement’s “Effective Date.”  In the event the AMEX refuses such approval, the Company may decide, in its sole discretion, to pay in cash the retainer fee referenced in Section 6(a), in which case the date of P2’s receipt of written notice from the Company of such decision shall be deemed the Effective Date.

2.             P2 hereby accepts the engagement described in paragraph 1 and, in that connection, agrees to do the following, as requested by the Company:

(a)           prepare with Inovio’s input and participation a descriptive memorandum concerning the Program,  which memorandum shall not be made available to or used in discussions with prospective Licensees until both it and its use for that purpose have been approved by the Company;

(b)           develop, update and review with the Company on an ongoing basis, a list of parties who might be interested in Licensing the Program ( the “List”) and only contact parties on the List as approved by the Company; and

(c)           consult with and advise the Company concerning opportunities for the License of the Program which have been identified P2 and, if so requested by the Company, participate on the Company’s behalf in negotiations for such License.

3.             For purposes of this Agreement:

(a)           A “License” of the Program shall mean any transaction or series or combination of transactions (regardless of the form or structure thereof) within the Territory  whereby, directly or indirectly, control of or a material interest in the Program, is transferred for consideration. The Territory is defined herein as all countries in North and South America, Europe, western Asia, including former Soviet Union countries and the middle eastern countries, and Africa; however, countries in eastern Asia, including but not limited to Japan, China, Taiwan, Hong Kong, Thailand, Singapore, Australia, India, North and South Korea and Malaysia (the “Excluded Territories”) shall not be included in this Agreement until such time as Inovio elects in writing to have any or all such Excluded Territories included in this agreement for the sole purpose of partnering of the Program. In the absence of such notice to P2 with respect to an Excluded Territory, if during the term of this Agreement the Company closes a transaction which would otherwise be deemed a License and which relates solely to activities in an Excluded Territory, then such transaction shall not be deemed a License hereunder; provided, however, that in the event P2 identifies a possible opportunity to License the Program in an Excluded Territory, it may inform the Company of such opportunity. If the Company then provides P2 with explicit written authorization to pursue such opportunity, then the resulting transaction shall be deemed a License hereunder.

(b)           “Consideration” shall mean the realized gross monetary value of all cash, securities and other property actually received by the Company (or its affiliates or shareholders, as the case may be) in connection with a License of the Program including without limitation upfront cash payments, success-based milestones paid for development, regulatory and commercial accomplishments, equity investments and royalties, but excluding research support, FTE salary support, and other pass-through expense reimbursements. The Company shall have no obligation to make payments in respect of any Consideration until the same is actually received by it. All discounts, set-offs, or reductions to Consideration shall correspondingly reduce the Company’s payment obligations to P2 Partners. In no case shall any damages or costs paid to the Company in respect of matters as to which the Company is indemnified by the Licensee be deemed Consideration for purposes of this agreement.

4.          (a)              The Company shall furnish to P2 the names of parties with whom it has had active discussions or contacts concerning a License over the year preceding the Effective Date, which parties shall comprise the initial List memorialized on Exhibit A hereto.

Once P2 has begun the process of actively contacting parties with regard to a potential License of the Program, it will on a regular basis, but not less frequently than twice per month, provide written statements (“Periodic Reports”) to the Company with respect to parties it has contacted and parties that have contacted it in connection with the possible License of the Program. All such parties shall be included on the List. In addition, during the term of P2’s engagement, parties that contact the Company with regard to the possible License of the Program shall be included on the List. Each Periodic Report will be deemed complete and accurate as submitted, if within five business days after submission P2 has not submitted to the Company any corrections or addenda thereto.

The parties will amend the List from time to time to add the names of parties as to which the Company has given P2 explicit, written, prior authorization to approach on the Company’s behalf. (Such parties shall either have been named by P2 on a Periodic Report to the Company or shall have been identified by the Company to P2.)  P2 shall not approach any potential licensee on the Company’s behalf until it receives explicit, written, prior authorization to do so from the Company.

(b)           The Company covenants to make available to P2 all information concerning the Program which P2 reasonably requests in connection with the performance of its obligations hereunder. All such information provided by or on behalf of the Company shall be complete and accurate and not misleading, and P2 shall be entitled to rely upon the accuracy and completeness of all such information without independent verification. The Company shall continue to advise P2 regarding any material developments or matters relating to the Program which occur during the term of P2’s engagement hereunder.

5.             The Company may refuse to discuss or negotiate a License with any party for any reason whatsoever and may terminate negotiations with any party at any time.

6.             As compensation for the services rendered by P2 hereunder, the Company shall pay P2 as follows:

a)             Retainer Fee — Non-refundable fee totaling $100,000 payable by the issuance and delivery in two tranches of up to 100,000 shares of common stock of the Company (the “Company Shares”) having an aggregate market value of $100,000.00, as follows:

(i)            The market value for the Company Shares shall be the closing price per share of its common stock as reported on AMEX on the day prior to the

Effective Date (the “Market Price Per Share).”

(ii)           On the third business day after the Effective Date (the “First Delivery Date”), the Company shall deliver to P2 25,000 Company Shares.

(iii)          Ninety days after the Effective Date (the “Second Delivery Date”), in the event that the Company has not delivered a termination notice pursuant to subsection (iv) below, then the Company shall calculate the number of Company Shares which, when multiplied by the Market Price Per Share, equals $100,000, and the Company shall deliver to P2 that number of Company Shares less 25,000; provided, however, that in no event shall such aggregate number of Company Shares delivered on the First Delivery Date and the Second Delivery Date exceed 100,000. In the event that the aggregate number of Company Shares to be issued pursuant to this paragraph would exceed 100,000, then the Company shall pay to P2 in cash the shortfall between $100,000 and the aggregate market value of the Company Shares, which shall be determined by multiplying 100,000 times the Market Price Per Share. In the event that the calculation of the number of Company Shares to be issued pursuant to this paragraph would result in a fraction, such fraction shall be rounded up or down to the nearest whole share.

(iv)          The Company shall only be required to deliver Company Shares on the Second Delivery Date in the event that, by the 89th day after the Effective Date, the Company has not provided to P2 written notice pursuant to Section 12 of termination of its relationship with P2. In the event the Company has given such notice, then this Agreement shall terminate in accordance with Section 12 thirty (30)

days from the date of P2’s receipt of such notice, without liability or obligation of the Company or P2 (except as set forth in Section 12 and subsection (v) below) and, among other things, the Company shall have no obligation to deliver the balance of the Company Shares or otherwise pay the balance of the non-refundable retainer.

(v)           Within five days after the Second Delivery Date (the “Reconciliation Date”), P2 shall calculate its proceeds from the Company Shares and report the same to the Company. In the event that the gross proceeds from the Company Shares, on the Reconciliation Date is greater or less than $100,000 (greater or less than $50,000 in the event there has been a termination under subsection (iii) above), then the difference shall be paid to, or refunded by, P2, in cash.

(vi)          On or before the date the Company Shares are first issued to P2 under this Agreement, the Company shall file with the Securities and Exchange Commission (the “SEC”) a prospectus supplement relating to the issuance and sale of the Company Shares to be issued by it pursuant hereto and the Company shall deliver the same to P2 along with its prospectus dated May 25, 2006 that the Company heretofore filed with the SEC and P2 shall acknowledge receipt thereof in writing. P2 hereby represents and warrants to the Company that (i) it is acquiring the Company Shares for its own account for investment and not with a present view towards the distribution thereof; provided, however, that by making the foregoing representation, P2 does not agree to hold the Company Shares for any minimum or other specific term and reserves the right to dispose of the Company Shares at any time; (ii) P2 does not have any contract, understanding, or arrangement with any person to sell, transfer, or grant participation to such person or any third person with respect to the Company Shares; and (iii) from the date of this Agreement’s execution to the Reconciliation Date, there will be no short selling of Inovio stock by P2 or by any of its principals, managers, members, or affiliates.

b)            Exhibit B sets forth specific terms governing the compensation payable to P2 in connection with a License.

c)             If a License is executed and at some subsequent point the Licensee, in agreement with the Company and/or the Company’s shareholders, alters or negates the terms of the License in such a way as to eliminate potential future contingent payments to the Company and /or the Company’s shareholders, such as milestone payments and/or royalties on product sales, then the Company and P2 shall negotiate in good faith and shall agree in writing on terms that are fair and equitable to both parties.

d)            Compensation which is payable to P2 pursuant to Exhibit B shall be paid in cash at the closing of a License; provided, however, that any compensation which is payable to P2 pursuant to Exhibit B and based on Consideration to the Company that is not received until greater than 30 days after the closing of a License shall be due and payable within 10 business days of such later date that such Consideration is received. In the event of any delay in such payment, the compensation owed shall accrue interest at the rate of the lower of 1.5% per month and the highest amount allowed by law. Except as described in 6c, the Company shall have no obligation to make payments to P2 with respect to any Consideration unless and until such Consideration is actually received by the Company from a Licensee. In the event that a License is structured such that part or all of the Consideration is payable to the Company in any form other than cash, then the Company may, at its discretion, arrange for payment directly by the Licensee to P2 in cash on behalf of the Company, reducing accordingly the remaining Consideration to be received by the Company from the Licensee.

7.             The Company shall reimburse P2 upon request for its reasonable expenses (including, without limitation, professional and legal fees not to exceed $5,000 and disbursements) incurred in connection with its engagement hereunder. Members of P2 travel economy class within the continental United States, where possible, but travel business class on intercontinental trips and outside the continental United States. Any single expense in excess of $3,000 shall require prior authorization of the Company.

8.             The Company shall:

(a)           Indemnify P2 and hold it harmless against any and all losses, claims, damages or liabilities to which P2 may become subject arising in any manner out of or in connection with the rendering of services by P2 hereunder (including any services rendered prior to the date hereof) or the rendering of additional services by P2 as requested by the Company that are related to the services rendered hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities resulted directly from the gross negligence or willful misconduct of P2; and

Reimburse P2 promptly for any legal or other expenses reasonably  incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising           in any manner out of or in connection with the rendering of services by P2 hereunder or the rendering of additional services by P2 as requested by the Company that are related to the services rendered hereunder (expressly excluding, however, any expenses incurred in connection with a dispute solely between the parties in connection with any alleged breach by a party of its obligations hereunder); provided, however, that in the event a final judicial determination is made to the effect specified in subparagraph 8(a) above, P2 will remit to the Company any amounts reimbursed under this subparagraph 8(b).

The Company agrees that the indemnification and reimbursement commitments set forth in this paragraph 8 shall apply whether or not P2 is a formal party to any such lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, employee or consultant of P2 (each, with P2, an “Indemnified Person”). The Company further agrees that, without P2’s prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated by this Agreement, which consent will not unreasonably be withheld.

In connection with the foregoing, the Company at its own expense shall provide legal counsel for itself and the Indemnified Persons, which in the absence of irreconcilable conflict may be one and the same. The Company further agrees that in the event that the rights and interests of the Indemnified Persons are adverse to those of the Company in any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement, then the Company shall pay the reasonable legal expenses of one separate counsel of the Indemnified Persons’ choice in connection therewith.

9.             Except as contemplated by the terms hereof or as required by applicable law or pursuant to an order entered or subpoena issued by a court of competent jurisdiction, P2 shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as P2 determines to have a need to know. Other provisions relating to the access of P2 to the Company’s proprietary information are found in Exhibit B.

10.           Except as required by applicable law, any advice to be provided by P2 under this Agreement shall not be disclosed publicly or made available to third parties without the prior approval of P2, and accordingly such advice shall not be relied upon by any person or entity other than the Company.

11.           The Company agrees that P2 has the right following the closing of a License, and subject to securities regulations governing the manner and timing of material disclosures made in respect of the Company as a publicly traded company, to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, provided that P2 will submit a copy of any such advertisements to the Company for its approval, which approval shall not be unreasonably withheld.

12.           The term of P2’s engagement hereunder shall be indefinite until terminated as set forth below. Subject to the provisions of paragraphs 4 through 12 and paragraphs 14 through 17, which shall survive any termination or expiration of this Agreement, either party may terminate P2’s engagement hereunder at any time by giving the other party at least 30 days’ prior written notice. Immediately upon receipt of such notice, P2 shall cease all activity on the Company’s behalf, and shall neither solicit nor accept any solicitations of interest in the Program from third parties. Following termination, the Company shall owe P2 no further fees, retainer or otherwise, except as set forth in paragraph 6 and Exhibit B.

13.           The Company represents that there is no other person or entity that is entitled to a finder’s fee or any type of commission in connection with the introduction of possible Licensees as contemplated by this Agreement as a result of any agreement or understanding with such persons or entities.

14.           Nothing in this Agreement, expressed or implied, is intended to confer or does confer on any person or entity other than the parties hereto or their respective successors and assigns, and to the extent expressly set forth herein, the Indemnified Persons, any rights or remedies under or by reason of this Agreement or as a result of the services to be rendered by P2 hereunder. The parties acknowledge that P2 is not acting as an agent of the Company or in a fiduciary capacity with respect to the Company and that P2 is not assuming any duties or obligations other than those expressly set forth in this Agreement. The Company further agrees that neither P2 nor any of its controlling persons, affiliates, directors, officers, employees or consultants shall have any liability to the Company or any person asserting claims on behalf  of or in right of the Company for any losses, claims, damages, liabilities or expenses arising out of or relating to this Agreement or the services to be rendered by P2 hereunder, unless it is finally judicially determined that such losses, claims, damages, liabilities or expenses resulted directly from the gross negligence or willful misconduct of P2.

15.           The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

16.           This Agreement may not be amended or modified except in writing signed by each of the parties and shall be governed by and construed and enforced in accordance with the laws of the State of California. Any right to trial by jury with respect to any lawsuit, claim or other proceeding arising out of or relating to this Agreement or the services to be rendered by P2 hereunder is expressly and irrevocably waived.

17.           The parties acknowledge that P2’s duty to perform services hereunder is not transferable or assumable by any third party, including any individual affiliated with or any successor entity to P2; therefore, the inability of P2 to perform the services contemplated by this agreement, whether due to P2’s insolvency, bankruptcy, dissolution, liquidation, or other reason, shall be reason for immediate termination of this agreement, with no further payment or other obligations on the Company.

If the foregoing correctly sets forth the understanding and agreement between P2 and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date hereof.

P2 Partners, LLC

	By:	/s/ Munro Pitt
Munro Pitt, Member

AGREED:

Inovio Biomedical Corporation

By:	/s/ Avtar Dhillon
Name: Avtar Dhillon, MD
Title: President and CEO

[EXHIBITS, WHICH ARE NOT RELEVANT TO THE ISSUANCE AND SALE OF INOVIO SHARES, THE CONSIDERATION THEREFOR OR THE TERMS THEREOF HAVE BEEN OMITTED]